

September 8, 2014

<u>Via E-mail</u>
Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

   **Re: Protective Life Corporation**
     **Form 10-K for the Fiscal Year Ended December 31, 2013**
     **Filed February 28, 2014**
     **File No. 001-11339**

Dear Mr. Bielen:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jim B. Rosenberg

         Jim B. Rosenberg
         Senior Assistant Chief Accountant